UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001 33937

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER 538142 100

For Period Ended: September 30, 2015

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant
Live Ventures Incorporated
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
325 E. Warm Springs Road, Suite 120
City, State and Zip Code
Las Vegas, NV 89119

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of Live Ventures Incorporated (the “Company”) could not be filed within the prescribed time period because of a delay experienced by the Company in compiling the information necessary to complete its financial statements. As a result, the Company’s auditors need additional time to complete the audit of the Company’s financial statements.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Tahra Wright	212	407-4122
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).		☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A.

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Live Ventures Incorporated
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : December 29, 2015	By:	/s/ Jon Isaac
Name: Jon Isaac Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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Exhibit A

The Company anticipates significant changes in the results of its operations for the fiscal year ended September 30, 2015 compared to the fiscal year ended September 30, 2014. The following financial information are estimates being provided solely to comply with the disclosure required in paragraph 3 of Part IV of this Form 12b-25. The Company’s auditors have not yet completed the audit of the Company’s financial statements and therefore the estimates provided below are subject to change.

The changes are primarily related to an increase in revenues of approximately $26.1 million, principally as a result of the acquisition of Marquis Industries, Inc. in July 2015. At the same time, there has been an increase in net loss of approximately $10.0 million due to an increase in stock-based compensation and other non-cash expenses of approximately $5.8 million, depreciation of approximately $0.6 million, as well as impairment of certain intangible assets and goodwill in the third and fourth quarter of approximately $3.7 million.

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